RECEIVED

2004 NOV 30 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

04046318

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

SUPPL

Our ref.: JB/Mtr

Date: 2004-11-22

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	**Date of release**
Ad hoc press release	2004-11-22

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

11/30

PROCESSED
DEC 0 3 2004
THOMSON
FINANCIAL

Carl Zeiss Meditec/Advance publication FY 03/04: Net income almost doubled
(ad hoc)

Sales and earnings enhanced by excellent Q4 - Further improvement in profitability - Operative cash flow again increased - Record liquidity as an excellent basis to boost organic and external growth

(Jena, 22 November 2004) Thanks to an increase in sales and earnings in the fourth quarter, the revenues of the medical technology provider Carl Zeiss Meditec AG, which is listed on the Prime Standard (ISIN: DE000531370), for the financial year 2003/2004 will be at about the same level seen in the previous year despite the negative effects from the development of currency exchange rates. The adjusted organic growth in sales – above all through innovative products – on the basis of constant exchange rates is over 12% when compared with the previous year. In total the company expects revenues of just under EUR 235 million (previous year: EUR 235.7 million).

In comparison to the previous year an improvement in the earnings before interest and taxes (EBIT) to over EUR 26 million is expected (previous year: EUR 24.7 million). The EBIT margin will thus increase to just above 11% (previous year: 10.5%).

Thanks to the excellent development in the operating result, Carl Zeiss Meditec expects its net income for the year to almost double (previous year: EUR 6.6 million).

The operative cash flow will probably improve by more than 12% over the excellent financial year 2002/2003 to a figure of more than EUR 31 million. The net cash and cash equivalents will thus increase to a record level of over EUR 75 million. This provides Carl Zeiss Meditec with an excellent basis to achieve its growth targets in the new financial year.

For the financial year 2004/2005, which has just begun, Carl Zeiss Meditec is planning on increasing its revenues by more than 20% and further improving its profitability.

Carl Zeiss Meditec AG will present its final figures on 15 December 2004. An analyst and investor conference is taking place in Frankfurt am Main on the same date.

Contact:

Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com